Exhibit 99.6
Appendix 3F
Final share buy-back notice
Rule 3.8A
Appendix 3F
Final share buy-back notice
(except minimum holding buy-back)
Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.
Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN
JAMES HARDIE INDUSTRIES N.V.	ARBN 097 829 895
Incorporated in the Netherlands. The liability of members is limited
We (the entity) give ASX the following information.
Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	35,686,802 CUFS

3	Total consideration paid or payable for the shares	$236,374,651.32

4	If buy-back is an on-market buy-	highest price: $7.63
	back - highest and lowest price paid	date: 20 September 2007

lowest price: $5.53
date: 11 March 2008
+ See chapter 19 for defined terms.
30/9/2001
Appendix 3F Page 1

Appendix 3F
Final share buy-back notice
Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 20 August 2008
(Director/Company secretary)

Print name:	Robert E Cox
== == == == ==
+ See chapter 19 for defined terms.
Appendix 3F Page 2
30/9/2001